UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

International Game Technology PLC Announces Successful Pricing of €500,000,000 Senior Secured Notes

On September 9, 2019, International Game Technology PLC (NYSE:IGT) (“IGT”) announced the successful pricing of €500,000,000 2.375% senior secured notes due 2028 (the “Notes”).

Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

Settlement of the Notes is subject to customary market and closing conditions and is expected to occur on September 16, 2019.

IGT intends to use the net proceeds from the sale of the Notes to repay in full utilizations under its senior revolving credit facilities and for general corporate purposes which may include the scheduled €320,000,000 amortization payment due under its senior term loan facility on January 25, 2020.

The Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States without registration under the Securities Act or pursuant to an applicable exemption from such registration.

The Notes are being offered and sold only (i) in the United States to qualified institutional buyers in accordance with Rule 144A under the Securities Act and (ii) outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act.

A copy of the news release relating to these matters is furnished herewith as follows:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Successful Pricing of €500,000,000 Senior Secured Notes,” dated September 9, 2019

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Successful Pricing of €500,000,000 Senior Secured Notes,” dated September 9, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2019	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary